UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Comtech Group, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

89614K 10 6

(CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ❒.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 5 Pages)

_______________________

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 89614K 10 6	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ren Investment International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,290,028
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 2,290,028
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,290,028
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.09%
14	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 89614K 10 6	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Yi Kang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,293,028
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 2,293,028
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,293,028
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.10%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 89614K 10 6	13D	Page 4 of 5 Pages

This Amendment No. 5 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the “Commission”) on August 2, 2004, as amended by Amendment No.1 (“Amendment No. 1”) filed with the Commission on December 23, 2005, Amendment No. 2 (“Amendment No. 2”) filed with the Commission on March 7, 2006, Amendment No. 3 (“Amendment No. 3”) filed with the Commission on February 16, 2007, and Amendment No.4 (“Amendment No.4”) filed with the Commission on May 16, 2007, by Ren Investment International Ltd., with respect to the shares of common stock, par value $0.01 per share, of Comtech Group, Inc., a Maryland corporation with its principal executive offices located at Room 1001, Tower C., Skyworth Building, High Tech Industrial Park, Nanshan, Shenzhen 518057 PRC (the “Issuer”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remained unchanged.

Item 5.  Interest in Securities of the Company.

(i)        The response to Item 5 is hereby amended by restating items (a) and (b) as follows:

(a)    Ren Investment is the beneficial owner of an aggregate of 2,290,028 shares of Common Stock, representing approximately 6.09% of the total issued and outstanding shares of Common Stock of the Company. Mr. Yi Kang in his capacity as sole director of Ren Investment is the beneficial owner of the 2,290,028 shares of Common Stock held by Ren Investment and 3,000 shares of Common Stock held personally by Mr. Kang, representing, in the aggregate, approximately 6.10% of the total issued and outstanding shares of Common Stock of the Company.

(b)    Ren Investment has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 2,290,028 shares of Common Stock beneficially owned by it. Mr. Yi Kang has voting power and dispositive power over (i) the shares of Common Stock owned by Ren Investment in his capacity as the sole director of Ren Investment, and (ii) the 3,000 shares of Common Stock he beneficially owns in his individual capacity.

(ii)   The response to Item 5 is hereby further amended by inserting the following language at the end of paragraph (c) thereof:

(c)    Since the most recent filing of Schedule 13D, Ren Investment sold an aggregate of 379,500 shares of Common Stock in a broker transaction at $16.67 per share on April 28, 2007 and May 9, 2007. Mr. Kang sold 40,000 shares of Common Stock in a broker transaction at $17.65 per share on May 18, 2007. Other than the acquisition and disposition of the shares as reported in this Schedule 13D and such transactions, neither Ren Investment nor Mr. Yi Kang has effected any transactions in the Common Stock of the Company in the past 60 days.

CUSIP No. 89614K 10 6	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Ren Investment International Ltd.

Dated: June 26, 2007	By:	/s/ Yi Kang
Name: Yi Kang
Title: Sole Director